Exhibit 20.1

INTRADO ANNOUNCES FIRST QUARTER EARNINGS

First Quarter Revenue of $37.6 Million, Earnings Per Diluted Share of $0.16

May 3, 2005 (Longmont, Colo.) — Intrado Inc. (NASDAQ:TRDO; www.intrado.com), a leading provider of integrated data and telecommunications solutions, today reported first-quarter growth in revenues and earnings.

•      For the three months ended March 31, 2005, Intrado reported revenue of $37.6 million, up 27% from $29.6 million in the first quarter of 2004.

•      Net income for the first quarter of 2005 was $2.9 million, or $0.16 per diluted share, compared to $1.9 million, or $0.11 per diluted share, for the same period in 2004.

•      Cash from operations for the first quarter of 2005 was $1.3 million, compared to $7.0 million for the same period in 2004. Cash from operations was primarily impacted by delayed receipt of $5.3 million in receivables which were collected during the first two weeks of April.

•      Free cash flow (cash from operations of $1.3 million less cash used in acquisition of property and equipment of $0.6 million and capitalized software development costs of $1.7 million) for the first quarter of 2005 was negative $1.0 million compared to $4.5 million for the same period in 2004 (cash from operations of $7.0 million less cash used in acquisition of property and equipment of $0.5 million and capitalized software development costs of $2.0 million).

“I am pleased with the strong first quarter operating and financial results,” said George Heinrichs, chief executive officer of Intrado. “The first quarter also marked new highs in the interest and pursuit of high quality 9-1-1 service for VoIP consumers. I am encouraged by the diligent and thoughtful work of the FCC, carriers and public safety community on this important front as well. We have been more successful than previously anticipated in accelerating the deployment of advanced IEN-based VoIP 9-1-1 solutions with our partners and customers.”

Recent Highlights

•   Intrado increased its presence in wireless E9-1-1 with the addition of new products and customers. SureWest Wireless and Immix Wireless contracted for Intrado-hosted E9-1-1 solutions. Intrado and Casabyte, Inc., a worldwide provider of automated end-to-end service quality monitoring technology, introduced an automated Accuracy Compliance Testing solution. This solution is designed to provide wireless carriers with the ability to satisfy location testing and verification objectives of E9-1-1 calls as required by the FCC for Phase II deployments.

•   Intrado expanded its presence in the VoIP 9-1-1 market with new solutions targeting providers of enterprise VoIP services and the acquisition of new enterprise VoIP customers Accessline, New Global Telecom and Kancharla.

•   Intrado continued the phased rollout of the Intrado® Intelligent Emergency Network™, its blueprint for the next generation of emergency services communication. Intrado announced its first equipment vendor alliance to deliver next generation 9-1-1 solutions to public safety entities. It also has driven and supported regulatory changes that enhance emergency services for Internet telephony. And Intrado has been working with leading telecommunications providers and municipalities, most notably Verizon and New York City, to better integrate VoIP with the existing 9-1-1 infrastructure. Intrado continues to seek collaboration with best-in-class industry partners, customers and public safety agencies to create the next generation of emergency communications services.

•   Intrado announced plans to jointly develop and market an enhanced service management and message delivery solution with 724 Solutions, a leading provider of next-generation IP-based network and data services. Intrado’s Zug operation and 724 Solutions intend to combine capabilities that will help mobile network operators accelerate content delivery, reduce operational costs and increase the value of their service offerings.

•   Intrado further enhanced its emergency notification business by introducing Intrado® Target Notification. This service includes a First Responder application to support incident command, interagency communication and personnel mobilization during emergency situations. The First Responder module can notify public safety teams using multiple devices, including wired and wireless phones, text and fax paging and email notification. In addition, The National Center for Missing & Exploited Children® and the U.S. Department of Justice launched a secure system that will redistribute AMBER Alerts to secondary distributors such as online service providers. Intrado will host the system which will allow citizens to receive geographically targeted messages pertaining to abducted children.

First-Quarter Operational Results

Operational Changes. In the first quarter of 2005, Intrado’s New Markets segment, consisting primarily of the IntelliCast® Notification product, was moved into the Wireline business segment as a result of a re-alignment of product, sales and management resources. In addition, the Palladium business, formerly accounted for in the Wireline segment, was sold during the quarter and was recorded as discontinued operations.

Wireline. Revenue was $23.1 million in the first quarter of 2005, up 24% from $18.7 million in the first quarter of 2004.  Wireline revenue growth is primarily attributable to $5.3 million in system and software sales in the first quarter of 2005 compared to approximately $1.2 million in system and software sales in the first quarter of 2004.

Wireless. Revenue was $14.5 million in the first quarter of 2005, up 33% from $10.9 million in the first quarter of 2004. Wireless revenue growth was driven primarily by additional wireless customers and deployments of enhanced 9-1-1 services.

Direct Costs. Direct costs for the first quarter of 2005 were $20.8 million, compared to $16.1 million in the year-ago quarter, an increase of 29%. The majority of this increase is attributable to additional costs associated with the delivery of the software and systems projects in the quarter.

Indirect Overhead Expenses. Total indirect overhead expenses increased 13% to $12.0 million in the first quarter of 2005, compared to the same period in 2004. Total indirect overhead expenses are defined as sales and marketing expenses of $5.5 million, general and administrative expenses of $5.6 million and research and development expenses of $0.9 million. During the first quarter of 2004, indirect overhead expenses were $10.6 million and consisted of $4.5 million of sales and marketing expenses, $5.5 million of general and administrative expenses and $0.6 million of research and development expenses.

Intrado had $39.2 million in cash and cash equivalents and short-term investments at March 31, 2005. Intrado had $17.2 million available under its revolving line of credit with GE Capital and an additional $10.0 million under existing capital lease facilities.

Days sales outstanding (DSOs) were 50 days at March 31, 2005, up slightly from 49 days at December 31, 2004. DSOs is defined as gross accounts receivable plus unbilled revenue divided by total quarterly revenue, multiplied by 90 days.

Second-Quarter 2005 Outlook

Intrado expects:

•      Total revenue in the range of $33 million to $35 million.

•      Wireline revenue in the range of $20 million to $21 million.

•      Wireless revenue in the range of $13 million to $14 million.

•      Earnings per diluted share of $0.08 to $0.14, based on an estimated effective tax rate of 36% and 18.2 million shares outstanding.

•      Free cash flow of $4.6 to $6.6 million, consisting of estimated net cash provided by operating activities ranging between $7.0 million and $9.0 million, less estimated capital expenditures of $1.1 million and estimated capitalized software development costs of $1.3 million.

•      Sales and marketing expenses of $5.6 million to $5.8 million.

•      General and administrative expenses of $4.6 million to $4.9 million.

•      Research and development costs of approximately $0.8 million.

Full-Year 2005 Business Drivers

Financial results for the remainder of 2005 may be affected by the following key business drivers:

•      Revenue

•      Licensed Product Revenue. Management believes demand for license product remains favorable into the foreseeable future; however, uncertainty regarding the size and timing of license product sales during the next several quarters may create significant volatility in recognized revenue, gross profit and earnings.

•      Wireless renewals/extensions. Wireless contract renewals are progressing more rapidly than originally anticipated. If accelerated negotiations continue, the potential benefits associated with contract extension and incremental market share opportunities may be accompanied by near-term pressure on financial results, including a significant reduction in the recognition of Wireless deferred revenue and related gross profit. Additionally, the effect of unit price concessions on Wireless revenue in advance of anticipated potential increases in unit volumes may temporarily affect the growth rate in Wireless revenue for the next several quarters.

•      Disposition - Call handling equipment business. The disposition of the Palladium business is expected to reduce revenue during the remainder of FY 2005 by approximately $2.5 - $3 million, with little or no impact on earnings for the full year.

•      Expenses

•      New initiatives. As opportunities across Intrado’s business become more attractive, management may elect to increase its investments in developing those opportunities in future quarters, temporarily putting pressure on operating margins and earnings in the near to medium term.

Conference Call Webcast

Intrado’s first-quarter earnings conference call will be hosted live via the Internet on May 3, 2005 at 4:30 p.m. ET at www.intrado.com. An online archive of the broadcast will be available through May 10, 2005.

About Intrado

For over two decades, telecommunications providers, public safety organizations and government agencies have turned to Intrado for their communications needs. Intrado provides the core of the nation’s 9-1-1 network and delivers innovative solutions to communications service providers and public safety organizations, including complex data management, network transactions, wireless data services and notification services. The company’s unparalleled industry knowledge and experience reduce the effort, cost and time associated with providing reliable information for 9-1-1, safety and mobility applications. Additional information on Intrado, its products and services, and past press releases can be found at Intrado’s Web site: www.intrado.com

Note Concerning Non-GAAP Financial Measures

Certain information set forth herein, including net income, direct expenses and earnings per share excluding non-cash asset impairment charges are non-GAAP financial measures; further, total indirect overhead expenses and free cash flow, may be considered non-GAAP financial measures. Intrado believes this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring its operating performance, ability to retire debt and invest in new business opportunities. Intrado’s management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating Intrado’s operating performance and capital resources. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as reported by Intrado may not be comparable to similarly titled amounts reported by other companies. A reconciliation of GAAP and non-GAAP Statements of Operations is provided in the financial statements attached to this press release.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Statements in this announcement that are not historical facts are hereby identified as forward-looking statements for the purpose of the safe harbor provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this announcement. Known and unknown risks, uncertainties and other factors could cause actual results to differ materially from those contemplated in forward-looking statements.

The forward-looking statements included in this announcement are necessarily estimates reflecting the best judgment of senior management. Although we believe that these forward-looking statements are reasonable, we cannot promise that they will turn out to be correct. Our actual results could be materially different from our expectations due to a variety of risks and uncertainties, including, but not limited to, the following:

•                  Our reliance on large contracts from a limited and potentially decreasing number of significant telecommunications customers and their ability to pay for our services, especially in light of recent competitive pressures in the telecommunications industry;

•                  Whether acquisitions, consolidations, bankruptcies and reorganizations among our telecommunications customers will result in volume pricing discounts or otherwise have a material adverse effect on our market share, revenue and liquidity;

•                  Competition in service, price and technological innovation from entities with substantially greater resources, especially in light of the fact that the increased use of Voice over Internet Protocol (VoIP) technology may open our traditional 9-1-1 data management services business to new competition;

•                  Our ability to enter or renew wireline, VoIP and wireless contracts at prices that will allow us to maintain current profit margins;

•                  Our ability to integrate businesses and assets that we have acquired or may acquire;

•                  Whether our efforts to expand into European and other international markets will prove to be economically viable and whether we will be able to generate revenue sufficient to recover our investment in bmd wireless AG;

•                  Adverse trends in the telecommunications industry in general, including bankruptcy filings by our customers and other factors that are beyond our control;

•                  Whether our investments in research and development and capitalized software will expand our service offerings and prove to be economically viable;

•                  Constraints on our sales and marketing channels because many of our customers compete with each other;

•                  Our ability to accurately predict, control and recoup the large amount of up-front expenditures necessary to serve new customers and possible delays in sales cycles;

•                  Our ability to expand beyond our traditional business and into highly competitive notification and data management sectors, including, but not limited to, our efforts to employ IntelliCast® Target Notification and Commercial Database (CDB) services;

•                  The unpredictable rate of adoption of wireless 9-1-1 services, including further delays in the Federal Communications Commission’s mandated deployment of Phase I and Phase II wireless location services;

•                  The potential for liability claims, including product liability claims relating to our software and services;

•                  Technical difficulties and network downtime, including those caused by sabotage or unauthorized access to our systems;

•                  Changes in interest rates, including the LIBOR and prime rate and their potentially adverse effect on our results of operations and cash flows;

•                  The possibility that we will not generate taxable income in an amount sufficient to allow us to utilize previously generated net operating loss carryforwards or research and development tax credits;

•                  Our ability to economically attract, motivate and retain high-quality employees with skills that match our business needs;

•                  Developments in telecommunications regulation and the unpredictable manner in which existing or new legislation and regulation may be applied to our business;

•                  The potential impact of recent accounting pronouncements related to share-based payments on our prospective and historical financial statements; and

•                  Developments in governance, accounting and financial regulations, including Section 404 of the Sarbanes-Oxley Act of 2002 and their impact on general and administrative expenses.

This list is intended to identify some of the principal factors that could cause actual results to differ materially from those described in the forward-looking statements included elsewhere in this announcement. These factors are not intended to represent a complete list of all risks and uncertainties inherent in our business, and should be read in conjunction with the more detailed risk factors included in our SEC filings. Except for our ongoing obligations to disclose material information under U.S. federal securities laws, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events.

Investor Contact

Stephen Calk

Investor Relations

Intrado Inc.

720.864.5238

stephen.calk@intrado.com

[Financial Tables to Follow]

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INTRADO INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in Thousands, Except Per Share Data)

(Unaudited)

	THREE MONTHS ENDED MARCH 31,
	2005	2004

Revenues:
Wireline business unit	$23,082	$18,693
Wireless business unit	14,482	10,862
Total revenues	37,564	29,555

Costs and expenses:
Direct costs - Wireline	13,550	10,326
Direct costs - Wireless	7,259	5,804
Sales and marketing	5,464	4,510
General and administrative	5,642	5,530
Research and development	943	583
Total costs and expenses	32,858	26,753
Income from operations	4,706	2,802

Other income (expense):
Interest and other income	165	87
Interest and other expense	(208)	(368)
Income before income taxes	4,663	2,521

Income tax expense	1,679	928
Income from continuing operations	2,984	1,593
Discontinued operations:
Income (loss) from discontinued operations before income taxes	(133)	530
Income tax benefit (expense)	51	(202)
Income (loss) from discontinued operations	(82)	328
Net income	$2,902	$1,921

Net income per share:
Basic:
Continuing operations	$0.17	$0.10
Discontinued opeartions	$0.00	$0.02
Total	$0.17	$0.12

Diluted:
Continuing operations	$0.16	$0.09
Discontinued opeartions	$0.00	$0.02
Total	$0.16	$0.11

Shares used in computing net income per share:
Basic	17,529,483	16,631,019
Diluted	18,146,740	17,957,929

INTRADO INC.

CONSOLIDATED BALANCE SHEETS

(Dollars in Thousands)

(Unaudited)

	March 31, 2005	December 31, 2004

ASSETS
Current assets:
Cash and cash equivalents	$4,962	$10,657
Short-term investments	34,240	28,705
Accounts receivable, net of allowance for doubtful accounts of approximately $256 and $190, respectively	18,799	17,556
Unbilled revenue	1,841	1,675
Prepaids and other	3,556	3,032
Deferred contract costs	5,579	5,775
Deferred income taxes	5,214	7,507

Total current assets	74,191	74,907

Property and equipment, net of accumulated depreciation of $48,503 and $46,591	21,492	22,703
Goodwill, net of accumulated amortization of $1,394	29,937	30,278
Other intangibles, net of accumulated amortization of $8,159 and $7,836, respectively	3,914	4,260
Long-term investments	—	898
Deferred contract costs	1,621	1,541
Software development costs, net of accumulated amortization of $10,658 and $8,875, respectively	15,553	16,551
Other assets	365	410

Total assets	$147,073	$151,548

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$10,757	$9,777
Current portion of capital lease obligations	1,437	1,504
Mandatorily redeemable preferred stock payable	4,500	4,431
Deferred contract revenue	12,070	19,742

Total current liabilities	28,764	35,454

Capital lease obligations, net of current portion	1,170	1,312
Line of credit	2,000	2,000
Deferred rent, net of current portion	1,666	1,643
Deferred contract revenue	5,402	5,620
Deferred tax liability	287	1,174

Total liabilities	39,289	47,203

Commitments and contingencies	0	0

Stockholders’ equity:
Preferred stock, $.001 par value; 15,000,000 shares authorized; 4,552 issued and outstanding as of March 31, 2005 and December 31, 2004
Common stock, $.001 par value; 50,000,000 shares authorized; 17,622,362 and 17,473,860 shares issued and outstanding as of March 31, 2005 and December 31, 2004, respectively	18	17
Accumulated other comprehensive income	248	656
Additional paid-in-capital	113,136	112,192
Accumulated deficit	(5,618)	(8,520)
Total stockholders’ equity	107,784	104,345

Total liabilities and stockholders’ equity	$147,073	$151,548

INTRADO INC.

CONSOLIDATED
STATEMENTS OF CASH FLOWS

(Dollars in Thousands)

(Unaudited)

	THREE MONTH ENDED MARCH 31,
	2005	2004

Cash flows from operating activities:
Net income	$2,902	$1,921
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,174	3,879
Tax benefit for stock option exercises	204	1,013
Loss from sale of discontinued operations, net of tax	(5)	—
Accretion of interest on mandatorily redeemable preferred stock payable	68	138
Other	155	118

Change in-
Accounts receivable and unbilled revenue	(1,514)	1,784
Prepaids and other assets	(488)	(958)
Deferred contract costs	78	(306)
Deferred income taxes	1,454	102
Accounts payable and accrued liabilities	832	(346)
Deferred revenue	(7,530)	(343)
Net cash provided by operating activities	1,330	7,002

Cash flows from investing activities:
Acquisition of property and equipment	(609)	(485)
Purchases of investments	(8,696)	(7,633)
Proceeds from sales of investments	4,060	8,350
Capitalized software development costs	(1,696)	(1,971)
Cash paid on disposal of discontinued operations	(291)	—
Acquisition, net of cash acquired	—	(4,374)
Net cash used in investing activities	(7,232)	(6,113)

Cash flows from financing activities:
Principal payments on capital lease obligations	(455)	(958)
Principal payments on notes payable, Lucent inventory payable and mandatorily redeemable preferred stock	—	(1,084)
Proceeds from exercise of stock options, warrants and employee stock purchase plan	686	2,520
Net cash used in financing activities	231	478

Effect of exchange rate changes on cash	(24)	—

Net increase (decrease) in cash and cash equivalents	(5,695)	1,367
Cash and cash equivalents, beginning of period	10,657	17,281
Cash and cash equivalents, end of period	$4,962	$18,648

Supplemental schedule of noncash financing and investing activities:
Property acquired with capital leases and accounts payable	$413	$294

Supplemental reconciliation of free cash flow, not including acquisitions and investments
Net cash provided by operating activities	$1,330	$7,002
Net cash used in investing activities	(7,232)	(6,113)
Free cash flow	(5,902)	889
Add back net purchases (sales) of ST and LT investments	4,636	(717)
Add back acquisitions, net of cash acquired	291	4,374
Free cash flow, not including acquisitions and investments	$(975)	$4,546